SilverCrest Announces Retirement of Director Ross Glanville

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - March 31, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") announces the retirement of Mr. Ross Glanville, P.Eng., MBA, CPA, CGA from the Company's Board of Directors effective today. Mr. Glanville has been on the Company's Board since August 2015. Previously, he was on the Board of the Company's predecessor, SilverCrest Mines, for 4 years.

N. Eric Fier, CEO remarked, "On behalf of the Board and the management team at SilverCrest, I would like to thank Ross for his dedication and capable guidance during his board tenure. Ross has seen the Company through pivotal transformations from discovery of Las Chispas to nearing the start of production at the project. We wish Ross all the best."

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Start-up of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	For Further Information:
SilverCrest Metals Inc.
Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1